SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Metrocall Holdings, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

59164X 10 5
(CUSIP Number)

Thomas R. Stephens
Bartlit Beck Herman Palenchar & Scott LLP
1899 Wynkoop, Suite 800
Denver, Colorado 80202 z
(303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. _

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        (Continued on following pages)

CUSIP No. 59164X 10 5

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

             Scion Capital, LLC

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (A)
            (B)

    3.      SEC Use Only

    4.       Source of Funds (See Instructions)    OO

    5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	484,363 484,363

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person     484,363

    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13.      Percent of Class Represented by Amount in Row (11)    8.6%

    14.      Type of Reporting Person (See Instructions)    OO

CUSIP No. 59164X 10 5

    1.      Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Scion Qualified Funds, LLC

    2.      Check the Appropriate Box if a Member of a Group (See Instructions)

             (A)
             (B)

    3.       SEC Use Only

    4.      Source of Funds (See Instructions)    OO

    5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    6.      Citizenship or Place of Organization    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	376,840 376,840

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person     376,840

    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13.      Percent of Class Represented by Amount in Row (11)    6.7%

    14.      Type of Reporting Person (See Instructions)     OO

CUSIP No. 59164X 10 5

    1.      Names of Reporting Persons.
             I.R.S.Identification Nos. of above persons (entities only).

             Dr. Michael J. Burry

    2.      Check the Appropriate Box if a Member of a Group (See Instructions)

            (A)
            (B)

    3.      SEC Use Only

    4.      Source of Funds (See Instructions)    Not applicable

    5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    6.      Citizenship or Place of Organization    United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	484,363 484,363

    11.      Aggregate Amount Beneficially Owned by Each Reporting Person    484,363

    12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    13.      Percent of Class Represented by Amount in Row (11)    8.6%

    14.      Type of Reporting Person (See Instructions)    IN

        Items 2, 3, 4, 5 and 7 of the statement on Schedule 13D relating to the Common Stock, $0.01 par value per share (the “Common Stock”) of Metrocall Holdings, Inc., a Delaware corporation (“Metrocall”) previously filed by Scion Capital, LLC (“Scion”), Scion Qualified Funds, LLC (“Scion Qualified”) and Dr. Michael J. Burry, by virtue of their indirect beneficial ownership of Common Stock, are hereby amended.

Item 2.    Identity and Background

        No change except for the addition of the following:

        The principal business address of Scion, Scion Qualified and Dr. Burry is 20400 Stevens Creek Blvd., Suite 480, Cupertino, CA 95014.

Item 3.    Source and Amount of Funds or Other Consideration

        No change except for the addition of the following:

        Scion Qualified and Scion Funds LLC (the “Funds”) used a total of $5,842,496 to acquire shares of Common Stock since May 28, 2004. All amounts used by the Funds to acquire such shares of Common Stock were derived from the Funds’ capital available for investment.

Item 4.    Purpose of Transaction

        No change except for the addition of the following:

        Scion and Dr. Burry understand that the merger agreement between Metrocall and Arch Wireless, Inc. provides that, if holders of more than 8% of Metrocall’s fully-diluted Common Stock timely exercise and perfect their right to seek appraisal of their Metrocall Common Stock, either Metrocall or Arch could abandon the merger. As a result of Scion Qualified’s acquisition of 22,000 shares of Common Stock on October 28, 2004, the Funds directly beneficially own 8.6% of the outstanding shares of Common Stock and 8.1% of the fully diluted Common Stock (based on the assumption of 6,000,000 shares of Common Stock on a fully diluted basis contain in Metrocall and Arch’s joint proxy statement and prospectus dated October 7, 2004).

        As previously indicated, the Funds oppose the merger. As a result, the Funds have voted against the merger. In addition, on October 28, 2004, each of the Funds took steps to perfect their appraisal rights under Delaware law in connection with the proposed merger between Metrocall and Arch Wireless, Inc., which steps included (i) sending the letters attached as Exhibits 99.4 and 99.5 to Metrocall in connection with Common Stock held of record by the Funds, and (ii) instructing the Funds’ brokers to take all necessary action so that similar letters are sent to Metrocall in connection with the Funds’ Common Stock held in street name.

        Also on October, 28, 2004, Dr. Burry sent the letter attached to this Statement as Exhibit 99.6 to Mr. Royce Yudkoff, Chairman of the Board of Metrocall, which letter is hereby incorporated in its entirety. As indicated in the letter, the Reporting Persons continue to believe that the proposed merger between Metrocall and Arch is not fair to Metrocall stockholders and should be renegotiated.

Item 5.    Interest in Securities of the Issuer

        No change except for the addition of the following:

        By virtue of the relationships previously reported in this Statement, each of Scion and Dr. Burry may be deemed to beneficially own 484,363 shares of Common Stock, or 8.6% of the outstanding shares of Common Stock (based on 5,630,670 shares of Common Stock outstanding, according to Metrocall’s joint proxy statement and prospectus dated October 7, 2004). Such shares of Common Stock are directly held by the Funds. Scion and Dr. Burry have sole voting power and sole investment power with respect to such shares.

        Scion Qualified directly beneficially owns 376,840 shares of Common Stock, or approximately 6.7 % of the outstanding shares of Common Stock (based on 5,630,670 shares of Common Stock outstanding, according to Metrocall’s joint proxy statement and prospectus dated October 7, 2004).

        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

        The transactions in shares of Common Stock effected by the Reporting Persons during the past 60 days are set forth on Exhibit A. All such transactions were effected by the Funds on the Nasdaq National Market.

Item 7.    Exhibits

No change except for the addition of the following:

Exhibit 99.4 Exhibit 99.5 Exhibit 99.6	Appraisal demand letter dated October 28, 2004 from Scion Funds, LLC to Metrocall Holdings, Inc.

Appraisal demand letter dated October 28, 2004 from Scion Qualified Funds, LLC to Metrocall Holdings, Inc.

Letter dated October 28, 2004 from Dr. Michael J. Burry to Royce Yudkoff, Chairman of the Board of Directors of Metrocall Holdings, Inc.

Signature

        After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2004 /s/ Michael J. Burry Dr. Michael J. Burry, individually and as managing member of Scion Capital, LLC, managing member of Scion Qualified Funds, LLC

EXHIBIT A

Transaction Date	Shares	Unit Price
8/31/04	1,334	65.2345
9/15/04	4,205	65.0000
9/23/04	1,004	64.0390
9/24/04	3,000	64.5000
9/24/04	7,000	64.5000
9/27/04	500	62.9932
10/28/04	22,000	63.6591